EXHIBIT 99.1

Pengrowth Announces 31 Day Extension of its Debt Maturities

– Pengrowth has reached an agreement for a 31 day extension of the maturity date under its secured revolving credit facility (the “Credit Facility”) and under its October 2019 secured notes.

– Pengrowth remains in ongoing discussions with its key senior debtholders regarding an overall transaction to address maturities under its Credit Facility and Secured Notes and put Pengrowth on a stronger footing to maximize value for all stakeholders.

– Pengrowth will continue operating its free cash flow positive business as usual.

CALGARY, Alberta, Sept. 30, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the "Company") (TSX:PGF, OTCQX:PGHEF) today announced that it has reached an agreement for a 31 day extension of the maturity date under its Credit Facility and under its secured notes that were previously due October 18, 2019 (the “October Notes”). Pengrowth remains in ongoing discussions with its lenders and noteholders regarding a potential transaction that would address an overall extension of maturities under the Company’s Credit Facility and Secured Notes.

“We continue to pursue an extension of the maturities under our credit facility and secured notes in a fair and balanced manner to put Pengrowth on a stronger financial footing and maximize value for all stakeholders,” said Pete Sametz, Chief Executive Officer of Pengrowth. “Pengrowth’s low-cost structure continues to allow us to generate positive free cash flow and reduce debt at current oil prices. Meanwhile, our underlying assets have grown. Lindbergh's proved (“1P”) and proved and probable (“2P”) reserves just increased by 34% and 25% respectively as of June 30, 2019. This extends Lindbergh’s 2P reserve life index to 54 years. Our Board of Directors and management team remain committed to working with key stakeholders to achieve a transaction that balances the interests of all stakeholders.”

The Company’s $330 million Credit Facility (all amounts in Canadian dollars) is provided by a broad syndicate of domestic and international banks and had a scheduled maturity of September 30, 2019.  The lenders have agreed to provide the Company with a 31 day extension of the maturity date under the Credit Facility to October 31, 2019 with a maximum facility draw of $180 million under the Credit Facility and a $5 million Excess Cash provision.

Holders of the Secured Notes have agreed to the extension of the Credit Facility and to a 31 day extension of the maturity date under the October Notes to November 18, 2019.

The Company will continue to operate its free cash flow positive business as usual. This short-term extension will allow the Company to continue to advance discussions with its lenders and noteholders with the objective of completing a long-term extension transaction. The mutual goal of Pengrowth and its senior debtholders is to negotiate a three year extension that allows the Company the flexibility to reduce its outstanding debt with the benefit of additional time and improved market conditions.

The Company believes it has made significant progress with its lenders and noteholders on a number of key areas in respect of the potential extension transaction, but there remain ongoing detailed discussions which require additional time. A transaction may result in dilution of the outstanding common shares of the Company (with an associated impact on the value of such shares) as part of any consideration provided to affected lenders and noteholders. There can be no assurance or guarantee that a long-term extension transaction will be agreed to or on what terms.

Pengrowth’s strategic review process remains ongoing and Pengrowth will continue to update the market as appropriate.

About Pengrowth Energy Corporation (TSX:PGF):
Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com